Exhibit 4.12

CERTIFICATE OF TRUST
OF
SCBT CAPITAL TRUST IV

THIS Certificate of Trust of SCBT Capital Trust IV (the “Trust”) is being duly executed and filed by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. §3801 et seq.) (the “Act”).

1.             Name. The name of the statutory trust formed, hereby is SCBT Capital Trust IV.

2.             Delaware Trustee. The name and business address of the trustee of the Trust in the State of Delaware are Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, DE 19890, Attention: Corporate Trust Administration.

3.             Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate in accordance with Section 3811(a) of the Act.

WILMINGTON TRUST COMPANY, as trustee

By:	/s/ Christopher J. Slaybaugh
Name: Christopher J. Slaybaugh
Title: Assistant Vice President